

Mail Stop 3720

December 29, 2008

Joseph Russo
Dynamic Acquisition Inc.
24 Scarsdale Avenue
Scarsdale, NY 10583

  Re: **Dynamic Acquisition Inc.**
    Registration Statement on Form 10-12G
    Filed December 4, 2008
    File No. 000-53517

Dear Mr. Russo:

  We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 1

1. Please disclose what benefits the company hopes to obtain for its shareholder(s) by merging with a private operating company. For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

2. We note you disclose the perceived benefits of being a reporting company and describe certain businesses that might seek to become a reporting company. However, please describe why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In other words, explain the perceived benefit for a private operating company in becoming public by merging with you as opposed to filing

its own Form 10 registration statement under the Exchange Act. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a transaction including Form 10 information regarding the private operating company.

3.   In your disclosure in the third paragraph of page one, you disclose that a potential target company might be interested in employing your funds in its business. Since you only have nominal assets, please explain what you mean by this statement.

4.   In the first full paragraph on page three, you note your limited capital available for investigation into a potential merger target. Later on this page, you note the "substantial cost" involved in such an investigation. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

Risk Factors, page 5

5.   Several of your risk factors are generic or appear unrelated to your proposed plan of operation. For example, you refer to hiring additional personnel in several risk factors, refer to operating and marketing initiatives in certain risk factors, and refer to offering proceeds and indebtedness risk in other risk factors. It is unclear how these risks are related to your proposed plan of operation. These are merely examples. Please substantially revise your risk factor disclosure so that it is more closely aligned with your proposed plan of operation.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 15

6.   Please disclose any prior involvement by Mr. Russo in the formation, registration, or operation of another public shell company.

Item 8. Description of Securities, page 17

Rules 504, 505 and 506 of Regulation D, page 18

7.   Please disclose whether you intend to engage in any registered or exempt offering of securities prior to a business combination.

Signatures, page 22

8.   Please ensure that your amended Form 10 is signed and dated.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: M. David Sayid, Esq.
       Sayid and Associates LLP
       Via facsimile: (212) 247-7535